FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)
Suite 2300 – 1177 West Hastings Street
Vancouver, B.C. V6E 4K3

Item 2.	Date of Material Change

May 10, 2011

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is May 10, 2011. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports the appointment of James Komadina as new Chief Executive Officer.

Item 5.	Full Description of Material Change

The Issuer reports the appointment of Mr. James J. Komadina as their new Chief Executive Officer and as a director, effective June 1, 2011. He will be stepping into the role currently held by Jeff Pontius, who will move to the Issuer’s board of directors. Mr. Komadina has 32 years of diverse natural resource experience in project development, construction and operations, having held senior management positions with major gold producers including Gold Fields, AngloGold and Newmont.

Most recently, Mr. Komadina was the President and Chief Operating Officer of Brazauro Resources, a Canadian resource company with operations in Brazil, where he was responsible for all exploration, development and operational activities until the company was acquired in July 2010 by Eldorado Gold at a 92% premium to the market price. Other experience includes his role as the Senior Vice President, Development Projects for Gold Fields where he led the development and construction of the $430 Million Cerro Corona project in Peru. From 1999 to 2003, he was the President and Chief Executive Officer, North America, for AngloGold Limited where he was responsible for all regional business activities. From 1992 to 1999, he held various senior positions with Minorco/AngloGold North America, including Executive VP and COO responsible for operations producing approximately 500,000 ounces per year as well as associated reserve and capital programs including the development and operation of the Cripple Creek Mine in Colorado. Prior to that, he was the VP Operations Planning for Newmont Gold Company directing various Nevada expansion projects and assessing merger opportunities. Mr. Komadina holds a Bachelor of Science degree in Metallurgical Engineering from the University of Arizona, a Master of Business Administration from the University of Phoenix and completed the Advanced Management Program at the Wharton School of Business.

Grant of Incentive Stock Options

The Issuer also announces that, pursuant to its 2009 Incentive Stock Option Plan, it has granted Mr. Komadina incentive stock options to purchase 1,000,000 common shares in the capital stock of the Issuer. The options are exercisable on or before May 9, 2016 at a price of CAD 8.35 per share and will vest as to 333,333 shares upon grant, as to 333,333 shares on May 9, 2012 and as to the balance on May 9, 2013.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the potential for the Issuer to become a mid-tier gold producer, business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer's Annual Information Form filed with certain securities commissions in Canada and the Issuer's annual report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC"), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO
Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

May 18, 2011